UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR

For Period Ended:	March 31, 2023
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Unique Fabricating, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

800 Standard Parkway
Address of Principal Executive Office (Street and Number)

Auburn Hills, Michigan 48236
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Unique Fabricating, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023, without unreasonable effort and expense. The Company filed a Notification of Late Filing on Form 12b-25 for the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, on April 18, 2023 and the disclosure contained in Part III of the April 18, 2023 Form 12b-25 concerning the delay in filing the 2022 Form 10-K is the reason that the Quarterly Report on Form 10-Q could not be filed within the prescribed time period and is incorporated herein by reference.
PART IV — OTHER INFORMATION
(1)Name and telephone number of person to contact in regard to this notification

Brian Loftus	(248)	409-4597
(Name)	(Area Code)	(Telephone Number)
(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐
(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the significant turnover in the Company’s Finance and Accounting department, the Company is unable to provide a reasonable estimate of the results for the quarter ended March 31, 2023.

UNIQUE FABRICATING, INC.
Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 16, 2023	By:	/s/ Brian P. Loftus
Brian P. Loftus
Chief Financial Officer